ADVANCED BIOTHERAPY, INC.

6355 Topanga Canyon Blvd., Suite 510
Woodland Hills, California 91367
www.advancedbiotherapy.com

Telephone (818) 883-6716
Facsimile (818) 883-3353

November 26, 2002

By Facsimile

Cheri Carper Bennett, Esq.
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Advanced Biotherapy, Inc. Registration Statement on Form SB-2 File No. 333-98747

Dear Ms. Carper Bennett:

     This letter serves as notice that Advanced Biotherapy, Inc. (Company) hereby withdraws its Registration Statement on Form SB-2, SEC File No. 333-98747. In furtherance of your conversation in September, 2002, with our counsel, Joel Weinstein, we hereby request that the Securities and Exchange Commission apply the Company’s filing fees to a subsequent registration statement, which the Company may file covering the common stock underlying its Convertible Subordinated Pay-In-Kind Notes due September 30, 2004, and June 1, 2006, respectively.

     For your reference, the Company recently terminated its private placement with respect to its Convertible Subordinated Pay-In-Kind Notes Due June 1, 2006. Should you have any questions regarding this notice of withdrawal, please contact the undersigned or our counsel, Joel Weinstein, at (310) 286-1700.

Sincerely,

ADVANCED BIOTHERAPY, INC.

By:	/s/ Edmond F. Buccellato

Edmond F. Buccellato President and Chief Executive Officer